Exhibit 99.4

Immediate Report on the changes in the holdings status of the Corporation and its interested parties
Section 33 (a) of the Securities (Periodic and Immediate Reports) Regulations

We hereby report that on 5th February 2009 there was a change in the number of the shares held by Tao Tsuot Ltd.

The name of the holder of the shares: Tao Tsuot Ltd.

Identity type and number: identity number with the Israeli Registrar of Companies: 520014101

Nationality / country of incorporation or registration: incorporated in Israel

Stock Exchange security no. 1082353

Name and type of share: “Scailex” Ordinary share

The change was made by way of: Sale outside the course of trading on the Stock Exchange

The date on which the transaction was made: 5th February 2009

The exchange rate of the transaction: 30 New Israeli Shekel

These are not dormant shares

The number of shares that were held by the holder before the change was: 9,175,896

The quantity of shares involved in the change: (9,175,896)

Current balance: 0

The outstanding percentage of the Corporation’s held by the holder after the change is 0%

The fully diluted percentage of the Corporation’s held by the holder after the change is 0%